Exhibit 99.1

FF301 Page 1 of 11 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 April 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: WeRide Inc. Date Submitted: 07 May 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 4,500,000,000 USD 0.00001 USD 45,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 4,500,000,000 USD 0.00001 USD 45,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.00001 USD 5,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 500,000,000 USD 0.00001 USD 5,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301

II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	00800	Description	Ordinary Shares		

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	952,245,002	20,263,039	972,508,041
Increase / decrease (-)	-2,280,000	2,280,000	
Balance at close of the month	949,965,002	22,543,039	972,508,041

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:

- ☑ the applicable public float requirement (see below) has been complied with
- ☐ the applicable public float requirement (see below) has not been complied with

The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:

Applicable public float threshold	Initial Prescribed Threshold - the minimum percentage of public float prescribed at the time of listing (please specify the percentage in "Minimum prescribed public float at the time of listing" below)
Minimum prescribed public float at the time of listing	Percentage: 15% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information	N/A

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Ordinary Shares		

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	54,814,423	0	54,814,423
Increase / decrease (-)	0	0	
Balance at close of the month	54,814,423	0	54,814,423

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FF301 Page 3 of 11 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - share options 92,610,636 Others -96,384 Lapsed -105,126 92,409,126 86,656,251 0 General Meeting approval date (if applicable) 2). 2026 Share Plan - Share options 0 0 0 95,504,646 General Meeting approval date (if applicable) 13 March 2026 Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 119,516.16 Remarks: The Company will not grant further share options and share awards under the 2018 Share Plan after the listing of class A ordinary shares on the Main Board of the The Stock Exchange of Hong Kong Limited on 6 November 2025. For details, please refer to the Company's prospectus dated 28 October 2025. 1) Others: - 96,384 refers to 96,384 options being exercised. The exercise of 96,384 options was settled by using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for settlement of the exercise or vesting of awards granted under 2018 Share Plan. 2) For the four months ended 30 April 2026, 2,462,949 options were exercised and 381,735 options were lapsed under 2018 Share Plan.

FF301 Page 4 of 11 v 1.2.1

FF301 Page 5 of 11 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 11 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 11 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - Share awards 13,937,955 2). 2026 Share Plan - Share Awards 13 March 2026 0 Increase in issued shares (excluding treasury shares): Ordinary shares A (DD1) Decrease in treasury shares: Ordinary shares A (DD2)

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	00800	Description	Ordinary Shares		

	Events	At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Repurchase of shares (shares held as treasury shares)	USD	2.4696	07 April 2026	13 March 2026	-480,000	480,000	
2).	Repurchase of shares (shares held as treasury shares)	USD	2.4961	10 April 2026	13 March 2026	-540,000	540,000	
3).	Repurchase of shares (shares held as treasury shares)	USD	2.4667	13 April 2026	13 March 2026	-270,000	270,000	
4).	Repurchase of shares (shares held as treasury shares)	USD	2.4917	29 April 2026	13 March 2026	-720,000	720,000	
5).	Repurchase of shares (shares held as treasury shares)	USD	2.4967	30 April 2026	13 March 2026	-270,000	270,000	

Increase/ decrease (-) in issued shares (excluding treasury shares): -2,280,000 WVR ordinary shares A (EE1)

Increase/ decrease (-) in treasury shares: 2,280,000 WVR ordinary shares A (EE2)

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	-2,280,000	WVR ordinary shares A
Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):		Ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	2,280,000	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):		Ordinary shares A

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FF301 Page 9 of 11 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.2.1 V. Confirmations Not applicable Submitted by: Wang Liang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.